UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2026

Commission File Number: 001-41817

VS MEDIA Holdings Ltd
(Translation of registrant’s name into English)

Eng Yong Julius Toh, Chief Executive Officer

3 International Business Park #03-29

Nordic European Centre

Singapore, 609927

Telephone: +65 6518 4887

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

EXPLANATORY NOTE

VS MEDIA Holdings Limited (the “Company”) is furnishing this Form 6-K to provide the unaudited consolidated financial statements for the six months ended June 30, 2026 and 2025 and to incorporate such financial statements into the Company’s registration statements referenced below.

This Report on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-297756) and Form S-8 (File Nos. 333-276310 and 333-292063) and the prospectuses thereof and any prospectus supplements or amendments thereto.

Exhibit No.	Description
99.1	Financial Condition and Results of Operations in Connection with the Unaudited Interim Consolidated Financial Statements for the six months ended June 30, 2026 and 2025
99.2	Unaudited Interim Consolidated Financial Statements for the six months ended June 30, 2026 and 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VS MEDIA HOLDINGS LIMITED
(Registrant)

Date: October 1, 2026	/s/ Eng Yong Julius Toh
	Name:	Eng Yong Julius Toh
	Title:	Chief Executive Officer